C. Robert Monroe PARTNER DIRECT: 816.691.3351 OFFICE: 816.842.8600 bob.monroe@stinson.com

August 5, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jessica Livingston
Office of Financial Services

Re:	CrossFirst Bankshares, Inc. Pre-Effective Amendment No. 2 Registration Statement on Form S-1 File No. 333-232704 CIK No. 0001458412

Ladies and Gentlemen,

On behalf of CrossFirst Bankshares, Inc., a Kansas corporation (the “Company”), we are filing Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2019 in connection with a proposed initial public offering of shares of the Company’s common stock, par value $0.01 per share. The Company confirms that it is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended, and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

For your reference, copies of this letter, along with both clean copies of Amendment No. 2 and copies marked to show all changes from Amendment No. 1 to the Registration Statement filed on July 29, 2019 are being separately provided to the staff of the Division of Corporation Finance of the SEC (the “Staff”).

Amendment No. 2 includes the estimated price range, the number of shares of Company common stock to be offered pursuant to the Registration Statement and certain other information that has been calculated based on the midpoint of such estimated price range and such number of shares. The Company intends to begin its road show later today.

1201 Walnut Street, Suite 2900, Kansas City, MO 64106

Securities and Exchange Commission
August 5, 2019

If you or any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned by phone at 816.691.3351 or via email at bob.monroe@stinson.com or Scott Gootee of our office by phone at 816.691.3263 or via email at scott.gootee@stinson.com.

Sincerely,

Stinson LLP

/s/ C. Robert Monroe

C. Robert Monroe

cc:	Pamela Long
John Nolan
Christina Harley
Securities and Exchange Commission

David O’Toole, Chief Financial Officer, CrossFirst Bankshares, Inc.
Aisha Reynolds, General Counsel & Corporate Secretary, CrossFirst Bankshares, Inc.